[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

                                                                                        August 26, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

  Re:
  RMR Real Estate Income Fund N-14 Filing

Ladies and Gentlemen:

        On behalf of RMR Real Estate Income Fund (the "Registrant"), a newly created closed-end fund, we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations of the Securities and Exchange Commission (the "Commission") thereunder, one electronically signed Registration Statement on Form N-14 (the "N-14 Registration Statement"), in connection with the reorganization of each of RMR Real Estate Fund, RMR F.I.R.E. Fund and RMR Hospitality and Real Estate Fund into the Registrant.

        A fee of $78.60 to cover the registration fee under the Securities Act has been transmitted to the designated lockbox of the Commission at Mellon Bank in Pittsburgh, Pennsylvania.

        Pursuant to the filing requirements of Section 8(b) of the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, the Registrant is also filing a Registration Statement on Form N-2 (the "N-2 Registration Statement"). Part A and Part B of the Registrant's N-2 Registration Statement are identical to Part A and Part B of this N-14 Registration Statement. The Registrant intends to amend the N-2 Registration Statement contemporaneously with the filing of any pre-effective amendment to this N-14 Registration Statement.

        The trustees of the affected funds have undertaken a comprehensive review of the compensation of the disinterested trustees, which may or may not involve changes to the current compensation structure. If the trustees decide to change the compensation structure, we will supply you with those changes to enable you to complete your review of the Registrant's Registration Statements.

        If you have any questions or require any further information with respect to this filing, please call me at (617) 573-4814 or Kenneth E. Burdon at (617) 573-4836.

Very truly yours,
/s/ Thomas A. DeCapo Thomas A. DeCapo
Enclosure